March 11, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2023 of Anheuser-Busch InBev SA/NV

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Anheuser-Busch InBev SA/NV has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on March 11, 2024.

Sincerely,

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ John Blood
Name:	John Blood
Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary